Application for Reinstatement




This application authorizes the office of the secretary of the State of the Nevada to reinstate CYBERTEK CORPORATION (old name) under the name of:
INCUBUS ACQUISITIONS, INC. (new name).

This application is accompanied with the sixty-day list or annual list, the designation of the resident agent, and all fees and penalties.



                         /s/ Andreas Commins, President




If a corporation, this application shall be signed by an officer.
If a limited liability partnership, this application shall be signed by general partner.
If a limited liability company, this application shall be signed by a manager or a member.
If a limited-liability partnership, this application shall be signed by a managing partner.